Exhibit 21.1

List of Subsidiaries of Mesa Air Group, Inc.

Subsidiaries	Jurisdiction of Incorporation or Organization
Mesa Airlines, Inc.	Nevada
Mesa Air Group—Airline Inventory Management, LLC	Arizona
Mesa Pilot Development, LLC	Arizona